FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

8 September 2004

BRITISH AIRWAYS Plc

(Registrant's Name)

Waterside HBA3,

PO Box 365

Harmondsworth UB7 0GB

United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CONTENTS

1. Press Release, "Airline Sells Qantas Stake", 8 September, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BRITISH AIRWAYS Plc

By: /s/_______________________________
Name: Alan Buchanan
Title: Company Secretary
Date: 8 September, 2004

INDEX TO EXHIBITS

Exhibit No.	Description

1.	Press release, "Airline Sells Qantas Stake", 8 September, 2004

NOT FOR DISTRIBUTION IN THE UNITED STATES

AIRLINE SELLS QANTAS STAKE

British Airways has announced its intention to sell its 18.25 per cent shareholding in Qantas by way of an underwritten offering managed by an international bank.

The gross sale proceeds are expected to be not less than A$1,090 million (approximately £425 million).

British Airways acquired its original shareholding in Qantas in 1993 for A$665 million (£304 million). Since the original investment British Airways has received A$600 million in dividends.

British Airways' chief executive Rod Eddington said: "Our shareholders have had a good return from our investment in Qantas. We now believe it is in our best interests to sell our shares to pay down our debt and continue to strengthen our balance sheet.

A strong balance sheet will place British Airways in a robust position for any future European consolidation.

The share sale has no impact on the existing business relationship between the two airlines and is not linked to our joint services agreement (JSA) which continues. The JSA is a strong, well established relationship which brings real commercial benefits to both British Airways and Qantas."

The JSA between British Airways and Qantas has recently been given draft approval for a five- year extension by the Australian Competition and Consumer Commission.

The JSA includes joint flight schedules, sales and operations between Australia, South East Asia, the UK and Europe.

A further announcement about the share sale will be made in the next 48 hours on conclusion of the process.

more

September 7, 2004 085 /LDV/04

Notes to Editors:

British Airways plc ("BA") has entered into an underwritten agreement to place its entire 18.251% stake in the Australian airline Qantas Airways Limited ("Qantas") into the market.

Qantas is listed on the Australian Stock Exchange and BA's shareholding in it was held through a wholly owned subsidiary, British Airways (Investments) Australia Pty Limited.

The gross sale proceeds are expected to be not less than A$1,090 million and will be satisfied wholly in cash by September 14, 2004.

BA will also receive a final dividend from its Qantas shareholding totalling A$30.3million (approximately £12 million) and payable on September 29, 2004.

Total proceeds before taxation from the dividend and sale of shares are expected to be approximately A$1,120 million (approximately £437 million). Taxation payable on the sale is expected to be approximately A$33 million (approximately £13 million).

There will be a provisional accounting loss on sale for UK statutory accounting purposes of approximately £12 million pre-tax. This will be recognised in BA's half-year results to September 30, 2004.

In BA's UK reported statutory accounts for the year ended 31 March 2004 the net assets of Qantas which are the subject of the transaction were included at £390 million and the pre-tax profit attributable to BA's shareholding in Qantas was £47 million.

BA intends to use the proceeds to repay part of its existing gross debt which at June 30, 2004 amounted to £5.6bn.

Qantas closing share price on Tuesday September 7, 2004 was A$3.33. BA's closing share price was £2.36p.

The two carriers began co-operating on the 'kangaroo' routes in 1995 following approval for revenue sharing from the Australian competition authorities.

This press release does not constitute an offer of any securities for sale. The securities offered will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Certain information included in this press release is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward-looking statements. The forward-looking statements include, without limitation, the expected proceeds from the sale, and the anticipated use of proceeds and the provisional accounting loss on sale which is un-audited. All forward-looking statements in this press release are based upon information known to the Company on the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemise all of the many factors and specific events that could cause the Company's forward-looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Some factors that could significantly affect the expected proceeds from the sale and the anticipated use of proceeds include those available in the Company's SEC filings, including, without limitation, the Company's Annual Report on Form 20-F for the year ended March 31, 2004.